SEC File Number: 0-18267
                                                       CUSIP Number: 62888Q 10 9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  / / Form 10-K    / / Form 20-F    / / Form 11-K    /X/ Form 10-Q
              / / Form 10-D    / / Form N-SAR   / / Form N-CSR
              For Period Ended: September 30, 2006
                                ------------------
              / /  Transition Report on Form 10-K
              / /  Transition Report on Form 20-F
              / /  Transition Report on Form 11-K
              / /  Transition Report on Form 10-Q
              / /  Transition Report on Form N-SAR
                   For the Transition Period Ended: ____________________________

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

                                 NCT Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

                                20 Ketchum Street
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Address of Principal Executive Office (Street and Number)

                               Westport, CT 06880
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                    (a) The reason descried in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be
          / / filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Form 10-Q for the quarter ended September 30, 2006 by November 14, 2006. The registrant does not expect to file its Form 10-Q on or before November 20, 2006, but intends to file its Form 10-Q as soon thereafter as practicable.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


       Cy E. Hammond                   (203)                      226-4447
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          (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects total revenue for the three months ended September 30, 2006 to be approximately $0.7 million, a decrease of approximately 30% from total revenue of approximately $1.0 million for the three months ended September 30, 2005. The registrant also expects total costs and expenses (net of other income) for the three months ended September 30, 2006 to be approximately $21.6 million, an increase of approximately 255% from total costs and expenses (net of other income) of approximately $(13.9) million for the three months ended September 30, 2005. The increase in total costs and expenses (net of other income) is primarily attributable to changes in the fair value of derivatives accounted for in accordance with the Financial Accounting Standards Board Emerging Issues Task Force ("EITF") Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." As a result of the foregoing, net loss for the three months ended September 30, 2006 is expected to be approximately $21.0 million, compared to net income of $14.9 million for the three months ended September 30, 2005.

The registrant expects total revenue for the nine months ended September 30, 2006 to be approximately $2.1 million, a decrease of approximately 40% from total revenue of approximately $3.5 million for the nine months ended September 30, 2005. The registrant also expects total costs and expenses for the nine months ended September 30, 2006 to be approximately $45.2 million, an increase of approximately 53% from total costs and expenses of approximately $29.6 million for the nine months ended September 30, 2005. The increase in total costs and expenses is primarily due to the changes in the fair value of derivatives accounted for in accordance with EITF 00-19 as outlined above, partially offset by a decrease in interest expense, net of interest income. As a result of the foregoing, net loss for the nine months ended September 30, 2006 is expected to be approximately $43.1 million, compared to a net loss of $26.2 million for the nine months ended September 30, 2005.

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                                 NCT Group, Inc.
                                 ---------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2006                    By: /s/ Cy E. Hammond
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                                                Cy E. Hammond
                                                Senior Vice President, Chief
                                                Financial Officer and Treasurer